

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Elka Yaron
President and Chief Executive Officer
Eco Planet Corp.
93 S Jackson St #34786
Seattle, WA 98104-2818

> **Re: Eco Planet Corp.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2012**
> **File No. 333-179130**

Dear Ms. Yaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not made your filing in compliance with Rule 419 under the Securities Act of 1933, as amended; however, it appears that you might be a blank check company as defined by Rule 419. In this regard, we note the following items:

    - Your disclosure indicates that you are a development stage company issuing penny stock.

    - You have no revenues, and no contracts or agreements with customers or suppliers.

    - You business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model, creating a website and filing a registration statement.

- You have not yet commenced operations.

- You have no assets except for $19,980 in cash and $4,500 in deferred offering costs.

In the adopting release for Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide us with a detailed analysis addressing each of the items listed above and explaining why you believe you are not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2.   Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting solely of cash, cash equivalents and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

3.   Please insert a table of contents on either the inside front or outside back cover of your prospectus. See Item 502(a) of Regulation S-K.

4.   On the outside back cover page of your prospectus, please advise dealers of their prospectus delivery obligation. See Item 502(b) of Regulation S-K.

5.   We note that you appear to have a website located at www.ecoplanet.com. We encourage you to disclose this web address in your registration statement. See Item 101(h)(5)(iii) of Regulation S-K.

Risk Factors, page 6

6.   Please revise your risk factor disclosure to address the specific material risks to your company and to the purchasers in this offering. Many of your existing risk factors appear to be generic and not tailored to your facts and circumstances. For example, we note that the following risk factors appear to contain generic disclosures:

- 6. We intend to become subject to periodic reporting requirements… page 7;

- 8. The costs of being a public company… page 8;

- 18. Any trading market that may develop may be restricted… page 12; and

- 19. Delaware law and our charter may inhibit a takeover… page 12.

Please note these are examples only. Please review your entire risk factor section and revise specific risk factors as necessary. See Item 503(c) of Regulation S-K.

7.   Please add risk factors that address the following:

- The risks associated with being a shell company.

- The risk that you may not be able to raise the full amount of your intended offering.

- Based on the biographical information provided, Ms. Yaron's and Mr. Shnitzer's apparent inexperience with online sales.

- Your reliance on third-parties, such as suppliers, marketing partners, and outsourced customer support representatives.

8.   Please add a risk factor discussing the possibility that your commissions will be less than 20%. In this regard, we note your disclosure on page 24 that you intend to earn the bulk of your revenues through commissions of "20% off the top line with potential suppliers." We further note, however, that you do not appear to have any agreements with potential suppliers.

Use of Proceeds, page 13

9.   In the fourth sentence, you state that you are making the offering without any minimum requirement. This statement conflicts with your statements elsewhere, such as on the prospectus cover page, that to complete the offering you must sell a minimum of 35% of the shares offered. Please revise your disclosure accordingly to address this apparent inconsistency.

10.   Please revise your tabular disclosure on page 14 to address the sale of the 35% minimum offering amount.

11.   We note your disclosure that you "do have [sic] any agreements in place with [your] Directors to provide loans to the company if needed." Assuming this statement indicates the existence of agreements between you and your directors, please include these agreements as exhibits to your registration statement. Alternatively, please revise your registration statement to indicate that you do *not* have any agreements in place to provide loans to the company.

Dilution, page 16

12.	Please tell us how you calculated your dilution presentation. For example, in your dilution disclosure you claimed a historical net tangible book value per share of $0.0089 and a historical net tangible book value of $19,683 implying that you have 2,211,573 shares of common stock outstanding ($19,683 / $0.0089 per share = 2,211,573 shares). However, in your balance sheet you claimed to have net tangible assets of $15,183 ($19,980 in cash - $4,797 in liabilities = $15,183 or $19,683 in stockholders equity - $4,500 in deferred operating costs = $15,183) and you claimed to have 1,700,000 shares issued and outstanding. Please revise your disclosure so that your net tangible assets and total shares issued and outstanding are consistent throughout your disclosure.

Management's Discussion and Analysis or Plan of Operation, page 17

Operations, page 17

13.	Your disclosure in the first paragraph on page 18 regarding your anticipated principal sources of revenue appears to be incomplete. Please revise your disclosure accordingly.

Business, page 20

14.	We note that your business model is dependent on signing agreements with suppliers of the products you intend to sell. Please revise your disclosure to describe the status and nature of your contacts with suppliers. We further note that your business model is dependent on one or more websites. Please expand your disclosure to describe these websites, to explain how you plan to operate and maintain them, and to indicate the status of each website (e.g., active and operational, in-development, etc.).

15.	We note that you intend to earn the bulk of your "revenues through commissions on sales of roughly 20% of the top line with potential suppliers." Please describe how you determined that 20% is a reasonable and attainable commission. Further, please disclose whether or not you have discussed this rate of commission with any potential suppliers. Lastly, to the extent its material to an understanding of your business, please address any other potential sources of revenue that you anticipate pursuing now or within the next 12 months. If there are no other such sources, please clarify that commissions will comprise your principal source of revenue.

Business Model, page 23

16.	Please revise your disclosure to explain what you mean by "stickiness."

Marketing strategy, page 24

17.   We note your disclosure that you are in discussions with high-profile corporate partners like Zillos, OPower, and ZipCar. Please describe the nature and status of these discussions.

18.   We note your disclosure that you plan to seek publicity through "the local press in geographies that [you] are targeting." Please disclose the geographies that you are targeting with your marketing. See Item 101(h)(4)(i) of Regulation S-K.

19.   We note your disclosure that you expect the cost of customer acquisition to decrease as your site gains popularity. We further note your graphic comparing customer acquisition costs with customer long-term value. Please describe how increasing the popularity of your site will decrease the cost of acquiring customers.

20.   We note the repeated use of the language "we will" in your registration statement. For example, on page 24 of your registration statement you stated "we will simultaneously build broad brand recognition through conventional media channels." Please revise the language "we will" here and throughout your registration statement to adequately reflect the uncertainty of accomplishing what you claim you will accomplish. Please use language such as "we intend to" or other appropriate language. Please revise any similar language as needed.

Competition, page 26

21.   We note your disclosure that many of your competitors "have and can devote substantially greater resources" than you can to promotion and systems development. We further note your disclosure that you "will compete using [your] ability to develop opportunities that [you] will be able to take advantage of quickly." Please elaborate on your competitive position in the industry and your proposed methods of competition. See Item 101 (h)(4)(iv) of Regulation S-K.

Government Regulations and Industry Standards, page 26

22.   We note your disclosure regarding the effect of laws and regulations on your Internet activity. This disclosure seems more appropriate for the risk factor section of the prospectus. Please expand or revise your disclosure regarding government regulations and industry standards, to the extent material to an understanding of your business, to describe the need for any government approval of the physical products you intend to sell to customers. See Item 101 (h)(4)(viii) of Regulation S-K.

Elka Yaron
Eco Planet Corp.
February 16, 2012
Page 6

Directors, Executive Officers, Promoters and Control Persons, page 27

23.   We note your disclosure that Aharon Schnitzer is a director. Please disclose his age. See Item 401(a) of Regulation S-K.

24.   We note your disclosure that Ms. Yaron and Mr. Schnitzer are executive officers. Please disclose their terms of office as officers and the period during which they have served as such. See Item 401(b) of Regulation S-K.

25.   We note your description of the business experience of Ms. Yaron and Mr. Schnitzer. Please expand these disclosures to briefly discuss—and not just mention—the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as your directors at this time. Please pay particular attention to providing information relating to their level of professional competence, which may include such specific information as the size of the operations they have previously supervised. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 28

26.   We note your disclosure that during the past five years, no present director, executive officer or person nominated to become a director or executive has been the subject of certain proceedings. Please expand this disclosure to cover the past ten years. See Item 401(f) of Regulation S-K. In addition, please tell us why you have provided disclosure as to the proceedings in paragraphs (1) to (6) of Item 401(f) but not as to the proceedings in paragraphs (7) and (8).

27.   We note your disclosure that there is no formal employment arrangement with your officers. We further note your disclosure that your officers "will receive the level of compensation each month that permits [you] to meet [your] obligations." It thus appears that you have any employment arrangement or understanding with your executive officers. Please discuss the material terms of each of the agreements or arrangements, regardless of whether they are in writing. See Item 402(o)(1) of Regulation S-K.

Where You Can Find More Information, page 37

28.   Please reconcile your statement here that you have no current plans to file a registration statement on Form 8-A to register your securities under Section 12 of the Securities Exchange Act of 1934, as amended, with your apparently contradictory statement in the fourth paragraph on page 36.

Signatures, page 41

29.   We note the signatures of Ms. Yaron and Mr. Schnitzer at the end of your registration statement. In future filings, please revise the signature page so that it meets the

requirements of Form S-1. Specifically, please ensure that you, the company and registrant, cause the registration statement to be signed on your behalf. Additionally, please ensure that your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors sign your registration statement on their own behalf in their capacities as officers and directors.

Exhibit 99.1

30.   We note that the representations in Section 4(d) of your form subscription agreement do not appear to fit the transaction described in the registration statement. For example, the issuer, amount of securities, price and minimum appear to be different. Please revise the subscription agreement accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie at (202) 551-3876 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum, Esq.